For immediate release

WILBUR ROSS SAYS A MITTAL/ARCELOR COMBINATION WOULD HAVE BENEFITS FOR ALL SHAREHOLDERS

Chicago, February 27, 2006 – “A combination of Mittal and Arcelor would take consolidation to a new level and bring about further considerable benefits for all stakeholders,” said Wilbur Ross, Non Executive Director of Mittal Steel Company yesterday, Sunday 26th February.

Speaking at a dinner in Chicago, Mr Ross said that despite the progress the industry has made in recent years towards a more consolidated business model, the sector is still afforded comparatively low ratings by the financial markets. “We still have to demonstrate that consolidation has progressed enough to have a real benefit in terms of reducing volatility and ensuring sustainability of earnings. Ultimately this will be improved by better management of supply and demand which will further improve through having a more consolidated production base.”

Mr Ross founded International Steel Group in 2002 after purchasing the assets of Bethlehem, LTV, Weirton, Acme and Georgetown which were in Chapter 11 due to the cyclical downturn of 2001. Speaking at the dinner, Mr Ross explained why, despite ISG being a profitable, well-management stand-alone business with good growth prospects, the company took the decision to merge with Mittal Steel.

“Trying to emulate the global profile and portfolio of Mittal Steel would have taken years,” he said. “Merging with them on the other hand would enable us to accelerate our long-term strategy and growth plans, enabling our shareholders to benefit immediately from exposure to low-cost, fast-growing developing markets. The merger gave us the opportunity to deliver to our shareholders immediately the business model that we wanted but that otherwise would have taken years for us to achieve.”

Mr Ross compared the benefits of a Mittal/Arcelor merger to the Mittal/ISG merger. “Combining with Mittal will accomplish Arcelor’s stated plan in the most efficient way, simultaneously creating a much stronger, more balanced company that should act as the catalyst for a re-rating in the sector.”

Mr Ross highlighted that a merger between Mittal and Arcelor would be a very natural combination as there is little geographic or product overlap. “I have read various comments about the product mix of the two companies being incompatible but this is not true,” he said. “We are producing exactly the same steels here in the United States as those Arcelor is producing in Europe. Plus we offer exposure to exciting growth markets where Arcelor has been seeking to expand its own presence.”

He concluded by explaining why having a presence in developing markets is important. “Steel demand growth is directly linked to economic growth,” he explained. “Under plausible scenarios of GDP and population growth, the new demand likely to arise from the developing countries over the next 40 – 50 years should double the global consumption of steel.” He highlighted India as a tangible example, which currently has annual per capita steel production of only 40kg, compared with 500kg in Western Europe, 700kg in Japan and 900kg in Korea. “The growth opportunity is clear. As a shareholder I certainly want to have access to this growth potential as part of a balanced portfolio of assets in both the developed and developing world,” he said. “Both Mr Mittal and Mr Dolle have spoken publicly many times on the need for there to be a handful of 100mt plus producers with a global footprint. This is exactly what this transaction would create and overnight.”

Enquiries:

Nicola Davidson	Mittal Steel Company
+44 207 543 1162

UK media:

Philip Gawith / Lydia Pretzlik	Maitland Consultancy
+44 20 7379 5151

US media

Gillian Angstadt	Abernathy McGregor
+1 212 371 5999

French media

Anne Meaux	Image Sept
+33 6 89 87 61 76

About Mittal Steel

Mittal Steel Company is the world’s largest and most global steel company. The company has operations in sixteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2005, Mittal Steel had revenues of US$28.1 billion and steel shipments of 49.2 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.